Exhibit 3.2

Certificate of Amendment

of
Certificate of Incorporation

of
Advanced Cell Technology, Inc.

Under Section 242 of the Delaware General Corporation Law

Advanced Cell Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing Article I so that, as amended, said Article I shall be and read as follows:

ARTICLE I

The name of this corporation is Ocata Therapeutics, Inc. (the “Corporation”).

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 12th day of November, 2014.

/s/ Paul K. Wotton
Paul K. Wotton
President and Chief Executive Officer